Exhibit 12.1

RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

For the three months ended March 31, 2018 and the year ended December 31, 2017, our earnings were in excess of fixed charges. The following table sets forth our historical ratio of earnings to fixed charges and amount of excess of fixed charges and preferred stock dividends to earnings, as applicable, for the periods indicated.

		Year Ended December 31,
	Three Months Ended March 31, 2018	2017	2016	2015	2014	2013
Ratio of earnings to fixed charges(1)	1.98x	3.00x	1.92x	1.61x	1.59x	2.72x

(1)	The term “fixed charges” means the sum of (a) interest expensed and capitalized, (b) amortized premiums, discounts and capitalized expenses related to indebtedness, and (c) portion of rent expense considered to be interest. The term “earnings” means the sum of (a) pre-tax income from continuing operations and (b) fixed charges.